Wildeye BidToTalk

Investor Presentation

September 22, 2020


$1100/hr
$150/hr
$200/hr
$190/hr
$175/hr
$50/hr

* See disclaimer slide

Problem

1. Fans want to connect with influencers one on one who inspire them.
2. Influencers can't talk to everyone.



* See disclaimer slide



Solution

BidToTalk gives people the chance to connect by video to the right person one-on-one by bidding for their time.

Influencers

- Create a profile where people can bid or pay for their time.
- Promote their availability with custom BidToTalk links across social media.
- Can redirect proceeds to charity.



* See disclaimer slide



Followers

- Can find influencer auctions via BidToTalk links posted on social media and the internet.
- Bid or pay for time with influencers to have personal video conversations.
- Find other influencers to talk to based on their interests.

* See disclaimer slide

Why Bidding?

- Creates sense of urgency/scarcity
- Generates incredible publicity
- Extremely profitable
- Finds the highest market price
- Most serious buyers participate
- Fun and engaging


Sotheby's
1205

* See disclaimer slide

Value Proposition

We help people connect with influencers
for meaningful conversations.

A Massive Market Opportunity


JAN 2020
SOCIAL MEDIA USE AROUND THE WORLD
BASED ON THE NUMBER OF MONTHLY ACTIVE USERS OF TOP SOCIAL MEDIA PLATFORMS IN EACH COUNTRY OR TERRITORY
TOTAL NUMBER OF ACTIVE SOCIAL MEDIA USERS
SOCIAL MEDIA PENETRATION (USERS vs. TOTAL POPULATION*)
ANNUAL GROWTH IN THE TOTAL NUMBER OF SOCIAL MEDIA USERS
TOTAL NUMBER OF SOCIAL MEDIA USERS ACCESSING VIA MOBILE PHONES
PERCENTAGE OF TOTAL SOCIAL MEDIA USERS ACCESSING VIA MOBILE
3.80 BILLION
49%
+9.2%
3.75 BILLION
99%
77
SOURCES: KEPIOS ANALYSIS; COMPANY STATEMENTS AND EARNINGS ANNOUNCEMENTS; SOCIAL MEDIA PLATFORMS' SELF-SERVICE ADVERTISING TOOLS; MEDIASCOPE; CAFEBAZAAR (ALL LATEST DATA AVAILABLE IN JANUARY 2020). *NOTES: PENETRATION FIGURES ARE FOR TOTAL POPULATION, REGARDLESS OF AGE. COMPARABILITY ADVISORY: SOURCE AND BASE CHANGES.
we are social
Hootsuite

- 3.8 billion social media users
- +9.2% social media users/year
- 38 million (1%) influencers
- $10 billion influencer marketing industry
- $130 billion consulting market

Sources: Digital 2020 Report

Influencer Long Tail



Highly Engaged Middle
Talk Price
Mega
1M+
Macro
500K-1M
Midtier
50K-500K
Micro
10K-50K
Nano
1K-10K
Pros
100-1K
Personalities
10-100
Followers

We support the entire long tail of influencers, but plan to focus on the highly engaged middle.


HOME PRICES
DROPPING
UP TO 20%
SPRING 2021
Diane Cohn
6.25K subscribers
SUBSCRIBED
Published on Jul 11, 2020
*****BID TO TALK WITH ME*****
https://bidtotalk.com/dianecohn
Today we take a look at the latest Corelogic
prediction for house prices through May 202
HOME PRICES ARE EXPECTED TO DROP by
nationwide.

Network Effect

Influencers become our marketing army by posting their BidToTalk links across social media, creating a massive network effect.

Consider the potential impact of millions of influencers posting their BidToTalk links to billions of fans.

Bid Boxes

- Everyone has bid box profiles displaying their auction status.
- Users click to view a member's profile, bid on an auction or book a time slot.


Live Auctions
Ends in an hour
YOLANDA REEVES
Sports
Ends in a day
DAN RIVERA
Gamer
Ends in a day
KIRK SURFER
Sports
Ends in 7 days
JASMINE TANAKA
Celebrity

* See disclaimer slide



Technology

- The Company is developing proprietary technology that we anticipate being ready for commercialization within 90 days of closing the seed round.
- The Company has a working site bidtotalk.com with basic functionality. Embedded video and additional features will be developed for commercial launch.
- Several influencers have reviewed, provided comments and are looking forward to using it when completed.
- The Company intends to file a non-provisional patent application prior to our anticipated commercial launch.

Key Features

- Bidding on and paying for time slots with calendar sync
- Influencer search and discovery
- Secure, masked, white-label video calls for web and mobile apps





Revenue Model

- Buyers ***bid to talk*** via auction or ***pay to talk*** for available time slots
- We charge 20% for every call
- Sponsored search and sponsored calls

Go to Market

- Partner with an influencer marketing agency to recruit influencers.
- Incentivize early influencers with stock options to actively promote our platform.
- Run social media and advertising campaigns to attract influencers and fans.


$90/hr

* See disclaimer slide


14
24

Competition

Company	Bidding	Video Calls	Discovery
Cameo	no	limited	yes
Superpeer	no	yes	no
Heyhero	no	no	yes
CallTheOne	no	yes	yes
BidToTalk	**yes**	**yes**	**yes**

We're the only company that enables fans to bid for time to talk to their favorite influencers.

* See disclaimer slide

Founding Team



Ted Cohn, CEO, CTO, Founder
Entrepreneur, Software Developer, Technologist. Formerly with Apple, NeXT, Webcrawler/Excite, Barnes & Noble, Ugobe, Radius, RasterOps, and Orderscape.



Diane Cohn, President, CMO, Founder
Entrepreneur, digital marketing strategist for Chase International, Goldsilver, YouTube creator, worldwide program manager and corporate communications at Apple.



Curtis Sasaki, Product Advisor
Former VP & Head of Product Management at Samsung, VP Sun Web and Customer Experience at Sun, Apple, NeXT, General Magic.



Christine Zalocha, Marketing Advisor
VP Marketing at Aura Frames, Director of Content & Social Strategy at SoFi, Director of Social Media Strategy & Community at Credit Karma, Head of Marketing at GoldieBlox.



Joel Arberman, Direct Listing Advisor
Meraki Partners LLC, Analyst for two money management firms, partner of an investment banking firm, investment advisor, management consultant and entrepreneur.



Bob Christopher, Strategic Advisor
Diamond Edge Ventures, Director of Innovation at Panasonic, CEO Ugobe, Robotics, Entrepreneur, Business Development, Operations.

Use of Funds

Development	$100,000
Marketing	$200,000
Public Listing Fees	$100,000
Working Capital	$100,000
TOTAL	$500,000




18.94
0.28
19.44
0.62
24.87
0.35
19.43
0.46
26.17
0.23
16.11
0.77
38.19
56.12
0.32
21.96
0.67
17.55

Public Listing Strategy

The Company has engaged Meraki Partners, LLC to start the process to become an SEC reporting issuer and apply for a public listing on OTC QB with the goal of being publicly listed by EOY 2021. Benefits include:

- Wider access to raising additional equity and debt financing
- Stock options to attract, retain and reward team
- Improved industry reputation and credibility
- Easier to complete acquisitions
- Less dilutive stock acquisitions
- Increased shareholder liquidity
- Reduced business risk

Timeline

1. Raise $500,000 seed capital
2. Launch within 90 days
3. Execute marketing plan
4. Plan to go public by EOY 2021


17 Jewels

BidToTalk


$125/hr
$210/hr
$180/hr
$75/hr
$100/hr
$150/hr

For more information on this investment opportunity and access to demo site please contact:

Ted Cohn, CEO
(775) 813-6980
ted@wildeye.com

* See disclaimer slide

Disclaimer

This presentation contains “forward-looking statements” and “forward looking information.” This information and these statements, which can be identified by the fact that they do not relate strictly to historical or current facts, are made as of the date of this presentation or as of the date of the effective date of information described in this presentation, as applicable.

The forward-looking statements herein relate to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain action events or results “may”, “can”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and include, without limitation, statements with respect to projected financial targets that the Company is looking to achieve.

All forward-looking statements are based on current beliefs as well as various assumptions made by, and information currently available to the Company’s management team. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections, and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution any person reviewing this presentation not to place undue reliance on these forward- looking statements as several important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur.

The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Company or on behalf of the Company except as may be required by law.

The offered securities are offered pursuant to a claim of exemption from registration requirements of federal and state securities laws. A registration statement relating to these securities has not been filed with the Securities and Exchange Commission. No state or federal commission has approved or disapproved these securities, nor passed upon the accuracy or adequacy of our offering documents. Any representation to the contrary is a criminal offense.

This presentation makes use of photos of people that are licensed freely from pexels.com and we comply fully with their license terms (see https://www.pexels.com/license). No person shown in this presentation except the Company’s founding team has endorsed the Company.